

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

September 7, 2007

David D. Brown
Chief Financial Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, Virginia 24605-0989

>   **Re: First Community Bancshares, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June**
>   **30, 2007**
>   **File No. 0-19297**

Dear Mr. Brown:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant